Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference and the inclusion in SilverCrest Mines Inc.’s (the “Company”) Annual Report on Form 40-F (the “40-F”) for the year ended December 31, 2012 of our Independent Registered Public Accounting Firm’s Report dated March 12, 2013 and to the reference to us under the heading “Interests of Experts” in the Company’s Annual Information Form for the year ended December 31, 2012, dated April 4, 2013.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 4, 2013